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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required, effective October 7, 1996)


                      For the year ended December 31, 1996


                         Commission file number 1-12792

A. Full title of the plan and address of the plan, if different from that of issuer named below:


                             Summit Properties Inc.
                 1996 Non-Qualified Employee Stock Purchase Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Summit Properties Inc.
                             212 South Tryon Street
                                    Suite 500
                         Charlotte, North Carolina 28281



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ITEMS 1 AND 2.  FINANCIAL STATEMENTS                                     PAGE
                                                                         ----

Independent Auditors' Report                                               3

Statement of Financial Condition as of December 31, 1996                   4

Statement of Changes in Plan Equity for the year ended
   December 31, 1996                                                       5

Notes to Financial Statements                                              6

Independent Auditors' Consent                                              9

     Schedules I, II and III have been omitted because the information is given in the financial statements or notes thereto or is not required.






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INDEPENDENT AUDITORS' REPORT


Compensation Committee of the Board of Directors
Summit Properties Inc. 1996 Non-Qualified Employee Stock Purchase Plan

We have audited the accompanying statement of financial condition of the Summit Properties Inc. 1996 Non-Qualified Employee Stock Purchase Plan (the "Plan") as of December 31, 1996, and the related statement of changes in plan equity for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 1996 and the Plan's changes in plan equity for the year ended December 31, 1996, in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

Charlotte, North Carolina
March 24, 1997




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SUMMIT PROPERTIES INC. 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 1996







      ASSETS:
        Receivable from Summit Properties Inc.:
          Participant contributions                               $692,160
          Employer contributions                                   215,499

                                                              ----------------
      PLAN EQUITY                                                 $907,659
                                                              ================


                      See notes to financial statements.




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SUMMIT PROPERTIES INC. 1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN PLAN EQUITY
YEAR ENDED DECEMBER 31, 1996






ADDITIONS:
   Participant contributions                                            $1,432,175
   Employer contributions                                                  346,090
                                                                        ----------
          Total additions                                                1,778,265

DEDUCTIONS:
   Purchase and distribution of common stock to participants               870,606

                                                                        ----------
PLAN EQUITY AT THE END OF THE YEAR                                      $  907,659
                                                                        ==========


                       See notes to financial statements.





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SUMMIT PROPERTIES INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996

1.  THE PLAN

    The Summit Properties Inc. (the "Company") 1996 Non-Qualified Employee Stock Purchase Plan (the "Plan") was adopted by the Company's Board of Directors on September 18, 1995 and became effective on January 1, 1996. The Plan is a non-qualified voluntary contribution plan designed to enable eligible employees and directors (the "participants") of the Company to purchase common stock in the Company at a discount. The Plan allows each participant to purchase up to $100,000 per year of the Company's common stock. The Plan is administered by the Company which has delegated certain administrative responsibilities to the Compensation Committee of the Board of Directors of the Company. The Plan provides for a series of six month purchase periods ("purchase period"). A purchase period is a period of six months beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. The price of the shares of the common stock purchased is the lesser of 85 percent of the closing price of such shares either on (a) the first day of each purchase period, or (b) the last day of each purchase period.

    The Company has reserved 500,000 shares of common stock for participants under the Plan.

    Participant Contributions - Full time employees who have completed one month service with the Company are eligible to participate in the Plan either by payroll withholding or cash payments at any time during each purchase period. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the Plan Administrator.

    Employer Contributions - Employer contributions represent the discount or aggregate difference between the market value price of the Company's common stock and the established discount purchase price at the end of a purchase period.

    Distributions - The Company's Transfer Agent and Registrar issues shares of common stock upon receipt of participant and Company contributions. The Transfer Agent and Registrar then prepares stock certificates, which are registered in the participant's name, and holds such certificates on behalf of the participants or issues stock certificates to the participants upon their written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the participants.



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    Withdrawals - A participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the Plan Administrator on or before the last day of such purchase period.

    Plan Termination - The Board of Directors of the Plan may terminate this Plan and any purchase period at any time (together with any related contribution elections) or may terminate any purchase period (together with any related contribution elections) at any time, provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

    Administrative Expenses - All administrative expenses of the Plan are paid by the Company.

    Distributions - Distributions are recorded when common stock has been distributed to participants.

3.  INTERNAL REVENUE SERVICE STATUS

    The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the discount/compensation earned under the Plan.

4.  DISTRIBUTIONS

    A summary of stock purchased and distributed on July 1, 1996 for the purchase period ended June 30, 1996 is as follows:


Participant contributions                      $740,015
Employer contributions                          130,591
                                               --------
Market value of stock                          $870,606
                                               ========

Market value of stock purchased and
  distributed per share                        $ 19.625
                                               ========

Shares purchased and distributed                 44,362
                                               ========




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5.  SUBSEQUENT EVENT

    On January 2, 1997 an additional 41,493 shares of common stock with a market value of approximately $908,000 were purchased and distributed for the purchase period ended December 31, 1996.






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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference of our report dated March 24, 1997 on our audit of the financial statements of the Summit Properties Inc. 1996 Non-Qualified Employee Stock Purchase Plan as of December 31, 1996 and for the year then ended included in the Form 11-K for the year ended December 31, 1996 in Registration Statement Nos. 33-90704, 33-90706, and 33-93540 on Form S-3, and Registration Statement Nos. 33-88202 and 333-00078 on Form S-8 of Summit Properties Inc.




DELOITTE & TOUCHE LLP
Charlotte, North Carolina

March 27, 1997




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Properties Inc., the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                       SUMMIT PROPERTIES INC.
                                       1996 NON-QUALIFIED EMPLOYEE
                                       STOCK PURCHASE PLAN


                                       BY:  Summit Properties Inc., the
                                            Administrator


Date:  March 26, 1997                  /s/  Michael L. Schwarz
                                       ---------------------------------
                                       Executive Vice President and
                                       Chief Financial Officer






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